$1,600,000,000	FILED PURSUANT TO RULE 433

1.850% SENIOR NOTES DUE 2017	FILE NO. 333-192302

Terms and Conditions:

Issuer:	Citigroup Inc.

Ratings*:	Baa2 (stable outlook)/A- (negative outlook)/A (stable outlook) (Moody’s / S&P / Fitch)

Trade Date:	November 18, 2014

Settlement Date:	November 25, 2014 (T+5 days)

Maturity:	November 24, 2017

Par Amount:	$1,600,000,000

Semi-Annual Coupon:	1.850% per annum

Re-offer Spread to Benchmark:	T3 + 90 basis points

Re-offer Yield:	1.857% per annum

Public Offering Price:	99.980%

Net Proceeds to Citigroup:	$1,595,680,000 (before expenses)

Interest Payment Dates:	The 24th of each May and November, beginning May 24, 2015. Following business day convention.

Day Count:	30/360.

Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply.

Redemption at Issuer Option:	Only for tax purposes.

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.

Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof

Sole Book Manager:	Citigroup Global Markets Inc.

Senior Co-Managers:

  ABN AMRO Securities (USA) LLC

  Danske Markets Inc.

  Deutsche Bank Securities Inc.

  HSBC Securities (USA) Inc.

  RBS Securities Inc.

  Santander Investment Securities Inc.

  UBS Securities LLC

  Wells Fargo Securities, LLC

$1,600,000,000	FILED PURSUANT TO RULE 433

1.850% SENIOR NOTES DUE 2017	FILE NO. 333-192302

Junior Co-Managers:

  Apto Partners, LLC

  Banca IMI S.p.A.

  BB&T Capital Markets, a division of BB&T Securities, LLC

  Blaylock Beal Van, LLC

  BMO Capital Markets Corp.

  Cabrera Capital Markets, LLC

  Capital One Securities, Inc.

  CastleOak Securities, L.P.

  CAVU Securities, LLC

  CIBC World Markets Corp.

  C.L. King & Associates, Inc.

  Credit Agricole Securities (USA) Inc.

  Credit Suisse Securities (USA) LLC

  Great Pacific Securities

  Loop Capital Markets LLC

  Multi-Bank Securities, Inc.

  PNC Capital Markets LLC

  RBC Capital Markets, LLC

  SMBC Nikko Securities America, Inc.

  SunTrust Robinson Humphrey, Inc.

  U.S. Bancorp Investments, Inc.

CUSIP:	172967JE2

ISIN:	US172967JE29

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-192302. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.